[Commerce Bancshares, Inc. Letterhead]

July 30, 2013

Via EDGAR Transmission

Securities and Exchange Commission Division of Corporation Finance Attention: Suzanne Hayes 100 F Street, N.E. Washington, D.C. 20549-4561

Re:	Commerce Bancshares, Inc.
Registration Statement on Form S-4
File No. 333-189535

Dear Ms. Hayes:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Commerce Bancshares, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement so that the Registration Statement will become effective as of 4:30 p.m. Eastern Time, July 30, 2013, or as soon thereafter as practicable.

Very truly yours,

/s/ Thomas J. Noack
Thomas J. Noack, Vice President and Secretary